

Dean Rogers · 3rd

GoBeep, Inc.

McMinnville, Oregon, United States · Contact info

500+ connections

GoBeep, Inc.

Wright State University

Experience

Chief Marketing Officer
GoBeep, Inc. · Full-time
Feb 2020 – Present · 1 yr 11 mos
Oregon, United States

VP Products & Strategy
Vana Solutions
Feb 2017 – Feb 2020 · 3 yrs 1 mo
Raleigh-Durham, North Carolina Area

Cisco Systems
19 yrs 11 mos

Sr. Manager Collaboration Sales Strategy and Operations
Mar 2011 – Sep 2016 · 5 yrs 7 mos
Raleigh-Durham, North Carolina Area

Part of a nimble, results-oriented "start-up" team focused on global Go-To-Market strategy and evangelizing new technologies. Responsible for team Operations. Develop sales models for VDI/VXI. Manage pipeline and forecast analysis. Manage "Lighthouse Account" program and strategy.

Senior Manager, Collaboration Architecture Sales Operations
Jan 2009 – Apr 2011 · 2 yrs 4 mos

Executed strategy and planning for integration of a 700 person sales organization as part of a $3.3B acquisition (TANDBERG). This $1B run-rate business was Cisco's largest and fastest integration. Key lead on Sales Integration tracks including organizational planning, training, sales acceleration, sales model development.

Show 5 more roles

Manager, Product Marketing/Business Development
NetTech, Inc.
Oct 1991 – Nov 1996 · 5 yrs 2 mos
Raleigh-Durham, North Carolina Area

Education

Wright State University
BA, Organizational Communications
1985 – 1990

BA Organizational Communications, Nominated for Independent Study Curriculum, concentrations in business, french, and psychology